UNITED STATES
   SECURITIES AND EXCHANGE COMMISSION
          Washington, DC 20549

              FORM N-17f-2

Certificate of Accounting or Securities and
                Similar
     Investments in the Custody of
    Management Investment Companies

Pursuant to Rule 17f-2 [17 CRF 270.17f-2]

1. Investment Company Act File Date examination
   Number:                     completed:
   811-8738                     10/09/00

2.   State Identification Number:

AL   AK   AZ   AR   CA   CO
CT   DE   DC   FL   GA   HI
ID   IL   IN   IA   KS   KY
LA   ME   MD   MA   MI   MN
MS   MO   MI   NE   NV   NH
NJ   NM   NY   NC   ND   OH
OK   OR   PA   RI   SC   SD
TN   TX   UT   VT   VA   WA
WV   WI   WY   PUERTO
               RICO

Other
Specify:

3.   Exact name of investment company as
     specified in registration statement:
     Whitehall Funds Trust

4.   Address of principal executive office:
     (number, street, city, state,  zip code)
     4400 Computer Drive, Westboro, MA 01581

INSTRUCTIONS

     The Form must be completed by investment companies that have custody of securities or similar investments

Investment Company

1.   All items must be completed by the
     investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule
     17f-2 under the Act and applicable state law, examine securities and similar investments in the custody of the investment company.

Accountant

3.   Submit this Form to the Securities and
     Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule
     17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commissions's principal office in Washington D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

    THIS FORM MUST BE GIVEN TO YOUR
     INDEPENDENT PUBLIC ACCOUNTANT


    Independent Accountant's Report

To the Board of Trustees
Whitehall Funds Trust

We have examined management's assertion about
Whitehall Funds Trust's (comprising,
respectively, the Whitehall Income Fund, the Whitehall Growth Fund, the Whitehall Money
Market Fund and the Whitehall Growth and
Income Fund) (the "Company") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 (the "Act") as of August 31, 2000, with respect to securities and similar investments reflected in the investment account of the Company, included in the accompanying Management Statement Regarding
Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was made in accordance with standards established by the American
Institute of Certified Public Accountants and accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances.
Included among our procedures were the
following tests performed as of August 31, 2000, and with respect to agreement of security and similar investments purchases and sales, for the period from July 31, 2000 (the date of last examination) through August 31, 2000:

  Count and inspection of all securities and similar investments located in the vault of IBJ Whitehall Bank & Trust Company in
  New  York, without prior notice to
  management;

  Confirmation of all securities and similar investments held by institutions in book entry form (i.e., the Bank of New York);

  Reconciliation of confirmation results as to all such securities and investments to the books and records of the Company and of IBJ Whitehall Bank & Trust Company;

  Confirmation of all repurchase agreements, if any, with brokers/banks and agreement of underlying collateral with of IBJ
  Whitehall Bank & Trust Company's records;

  Agreement of five security and/or
  investment purchases and five security
  and/or investment sales or maturities
  since our last examination from the books and records of the Company to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that IBJ Funds Trust was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of
1940 as of August 31, 2000, with respect to securities and similar investments reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the
information and use of management of IBJ
Funds Trust and the Securities and Exchange
Commission and should not be used for any other purpose.

            ERNST & YOUNG LLP

October 9, 2000








Management Statement Regarding Compliance with
           Certain Provisions
 of the Investment Company Act of 1940


We, as members of management of IBJ Whitehall
Bank & Trust Company, custodian and investment advisor for IBJ Funds Trust (the "Company"), are responsible for complying with the requirements of subsections (b) and (c) of Rule
17f-2, "Custody of Investments by Registered
Management Investment Companies," of the
Investment Company Act of 1940. We are also responsible for establishing and maintaining effective controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule
17f-2 as of August 31, 2000.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31,
2000, with respect to securities and similar investments reflected in the investment account of the Company.


By:



/s/
Joseph E. Breslin,President
Whitehall Funds Trust
Senior Vice President
IBJ Whitehall Bank & Trust Company